Shapeaccelerator USA LLC (the "Company") a Florida

Organization

Financial Statements

For the year ending on December 31st 2023.

Shapeaccelerator USA LLC

Date: February 24 - 2024

Balance Sheet	2022 prior year	2023 current year
Assets		
Current assets:	-	
Cash	-	$29,075.00
Accounts Receivable	-	$5,800.00
Prepaid expenses	-	$8,500.00
Inventory	-	$87,200.00
Total current assets	$0.00	$130,575.00
Property & Equipment	-	$0.00
Charity	-	$0.00
Total Assets	**$0.00**	**$130,575.00**
Liabilities		
Current liabilities:		
Accounts payable	-	$114,900.00
Accrued expenses	-	$23,000.00
Unearned revenue	-	$0.00
Total current liabilities	$0.00	$137,900.00
Long-term debt	-	$0.00
Other long-term liabilities	-	-
Total Liabilities	**$0.00**	**$137,900.00**
Shareholder's Equity		
Investment capital	-	$20,000.00
Retained earnings	-	-$27,325.00
Shareholder's Equity	**$0.00**	**-$7,325.00**
Total Liabilities & Shareholder's Equity	**$0.00**	**$130,575.00**
Balance	*$0.00*	*$0.00*

Shapeaccelerator USA LLC

Date: February 24 - 2024

Income Statement	2022 prior year	2023 current year
Revenue		
Sales Revenue	-	$138,000.00
Service Revenue	-	-
Interest Revenue	-	-
Cost of goods sold	-	-$18,400.00
Total Revenue & Gains	**$0.00**	**$119,600.00**
Expenses		
Advertising	-	$37,500.00
Delivery/Freight Expense	-	$11,550.00
Depreciation	-	-
Insurance	-	$1,250.00
Interest	-	-
Office Supplies	-	$175.00
Rent/Lease	-	$3,000.00
Maintenance and Repairs	-	-
Accounting & legal	-	$3,400.00
Wages	-	$65,000.00
Utilities/Telephone Expenses	-	$50.00
Other Expenses	-	$25,000.00
Total Expenses	**$0.00**	**$146,925.00**
Income before tax	**$0.00**	**-$27,325.00**
Income tax expense		
Net Profit (Loss)	**$0.00**	**-$27,325.00**

Shapeaccelerator USA LLC

Statement of cash flows for the

year ending on December 31st 2023.
$USD

Statement of Cash Flows (for the year ended December 31, 2023)

Cash Flows from Operating Activities	
Net Loss	$(27,325)
Adjustments to reconcile net loss to net cash:	
Depreciation	$1,000
Changes in operating assets and liabilities:	
Increase in Inventory	$(10,575)
Increase in Accounts Payable	$20,000
Increase in Accrued Expenses	$10,000
Net Cash Used in Operating Activities	**$(6,900)**
Cash Flows from Investing Activities	
Purchase of Equipment	$(15,000)
Net Cash Used in Investing Activities	**$(15,000)**
Cash Flows from Financing Activities	
Member Contributions	$20,000
Short-Term Loan Proceeds	$107,900
Net Cash Provided by Financing Activities	**$127,900**
Net Increase in Cash	
$106,000	

Shapeaccelerator USA LLC

Statement of Changes in Equity

For the year ending on December 31st 2023.
$USD

Particulars	Investment Capital	Retained Earnings	Total Equity
Balance at Jan 1, 2023	$0.00	$0.00	$0.00
Investment during the year	$20,000.00	-	$20,000.00
Net Loss for the year	-	($27,325.00)	($27,325.00)
Balance at Dec 31, 2023	$20,000.00	($27,325.00)	($7,325.00)

Shapeaccelerator USA LLC

Notes to the Financial Statements

For the year ending on December 31st 2023.
$USD

1. ORGANIZATION AND PURPOSE

Shapeaccelerator USA LLC (the "Company") is a partnership organized on February 15th, 2023 under the laws of Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates

Unaudited

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.